May 26, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Edward M. Kelly

Re:	ToughBuilt Industries, Inc. Registration Statement on Form S-1, as amended Originally filed April 8, 2020 File No. 333-237606

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as the underwriter of the proposed offering of Toughbuilt Industries, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:30 p.m., Eastern Time, on May 28, 2020, or as soon thereafter as is practicable.

Very truly yours,

Maxim Group LLC

By:	/s/ John H. Shaw III
Name:	John H. Shaw III
Title:	Senior Managing Director, Investment Banking